UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2013

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

2Q13

Investor Relations

QUARTERLY REPORT

Consolidated Information and Earnings (Unaudited)

This report contains the operating and financial performance of Oi S.A. and its direct and indirect subsidiaries for the second quarter of 2013.

Oi S.A. | www.oi.com.br/ir

OIBR LISTED NYSE

08/13/2013	2

Portuguese

Date:	Wednesday, August 14, 2013 09:00 a.m. (RJ) – 08:00 a.m. (NY)

Access:	Phone: +55 (11) 3127-4971 +55 (11) 3728-5971 Code: Oi Replay: +55 (11) 3127-4999 Available until 8/21/2013 Access Code: 78399921

Webcast:	Click here

English

Date:	Wednesday, August 14, 2013 10:00 a.m. (RJ) – 09:00 a.m. (NY)

Access:

Phone: 1-877-317-6776 (U.S.)

  0800-891-0015 (Brazil)

  1-412-317-6776 (other countries)

Code: Oi

Replay: 1-877-344-7529 (U.S.)

   1-412-317-0088 (Brazil / other countries)

   Available until 8/22/2013

   Access Code: 10030858

Webcast:	Click here

08/13/2013	3

Rio de Janeiro, August 13, 2013.

Oi S.A. discloses its results today for the second quarter of 2013. This report includes consolidated financial and operating data for Oi S.A. and its direct and indirect subsidiaries as of June 30, 2013. In compliance with CVM instructions, the data are presented in accordance with international financial reporting standards (IFRS).

Following approval of the corporate restructuring on February 27, 2012, the shareholders of Tele Norte Leste Participações S.A. (TNL), Coari Participações S.A. (Coari) and Telemar Norte Leste S.A. (TMAR) became shareholders of Oi S.A., TNL’s and Coari’s shares were extinguished and TMAR became a wholly-owned subsidiary of Oi S.A. The earnings presented herein represent Oi S.A. (the remaining company and new name of Brasil Telecom S.A.) for the period ended June 30, 2013. However, in order to provide a clearer understanding of the Company’s performance, we have prepared pro forma consolidated earnings for the first half of 2012, which are equivalent to operating figures, revenue, costs and expenses (EBITDA), and investments of TNL, as if the mergers had taken place on January 1, 2012.

Due to the seasonality of the telecom sector in its quarterly results, the Company will focus the comparison of its financial results with the similar period of the prior year.

This report contains projections and/or estimates of future events. The projections contained herein were compiled with due care, taking into account the current situation, based on work in progress and the corresponding estimates. The use of terms such as “projects”, “estimates”, “anticipates”, “expects”, “plans”, “hopes” and so on, is intended to indicate possible trends and forward-looking statements which, obviously, involve uncertainty and risk, with future results that may differ from current expectations. These statements are based on various assumptions and factors, including general economic, market, industry, and operational factors. Any changes to these assumptions or factors may lead to practical results different from current expectations. Excessive reliance should not be placed on those statements. Forward-looking statements relate only to the date they are made, and the Company is not obligated to update them as new information or future developments arise. Oi takes no responsibility for transactions carried out or investment decisions taken on the basis of these projections or estimates. The financial information given is unaudited, and may be different from the final results.

08/13/2013	4

2Q13

•

In 2Q13 Oi’s net revenue increased 2.4% year-over-year (2Q13 over 2Q12), totaling R$7.1 billion, mainly due to the expansion of pay TV and broadband in the Residential segment, together with higher data and IT revenues from the Corporate segment.

•	EBITDA totaled R$1.8 billion in the quarter, impacted by higher provisions for bad debt and increased marketing and personnel expenses.

•	Revenue Generating Units (RGUs) grew 3.3% over 2Q12 and remained stable in the quarter, totaling 74.8 million at the end of June 2013:

•	Residential: 2.2% year-over-year RGU growth with low fixed line attrition and growth in broadband and pay TV.

•	Personal Mobility: 3.8% year-over-year growth, with recent tightening of credit requirements and revised offerings aimed at improving the profitability of the base.

•	Corporate / SMEs: 4.6% year-over-year RGU growth, driven by the SMEs segment’s broadband increase and the Corporate segment’s increase in mobile and advanced voice.

Consolidated Results

	2Q13	2Q12	1Q13	YoY	QoQ	1H13	1H12	YoY
Oi S.A. Pro-Forma
Revenue Generating Unit (‘000)	74,757	72,334	74,705	3.3%	0.1%	74,757	72,334	3.3%
Residential	18,438	18,037	18,471	2.2%	-0.2%	18,438	18,037	2.2%
Personal Mobility	46,896	45,198	46,569	3.8%	0.7%	46,896	45,198	3.8%
Corporate / SMEs	8,755	8,370	8,949	4.6%	-2.2%	8,755	8,370	4.6%
Public Telephones	667	729	716	-8.5%	-6.8%	667	729	-8.5%

Net Revenue (R$ million)	7,073	6,909	7,041	2.4%	0.5%	14,114	13,711	2.9%
Residential	2,578	2,466	2,555	4.5%	0.9%	5,133	4,895	4.9%
Personal Mobility	2,255	2,229	2,316	1.2%	-2.6%	4,571	4,335	5.4%
Corporate / SMEs	2,154	2,070	2,079	4.1%	3.6%	4,232	4,181	1.2%
VAS and Others	86	145	91	-40.7%	-5.5%	178	300	-40.7%
EBITDA (R$ million)	1,797	2,149	2,151	-16.4%	-16.5%	3,948	4,167	-5.3%
EBITDA Margin (%)	25.4%	31.1%	30.5%	-5.7 p.p.	-5.1 p.p.	28.0%	30.4%	-2.4	p.p.
Net Earnings (R$ million)	-124	347	262	n.m.	n.m.	138	791	-82.6%

Net Debt (R$ million)	29,489	23,535	27,495	25.3%	7.3%	29,489	23,535	25.3%
Available Cash (R$ million)	4,092	8,202	6,058	-50.1%	-32.5%	4,092	8,202	-50.1%
CAPEX (R$ million)	1,506	1,360	1,691	10.7%	-10.9%	3,196	2,451	30.4%

Note: (i) 1H12 net income includes 4 months of results of Oi S.A. and 2 months of results of former BrT.

 (ii) SMEs: small and medium enterprises.

08/13/2013	5

Asset Disposals

Oi has entered into several agreements to divest of non-strategic assets since the end of last year, including the sale of approximately 1,200 mobile phone towers, the ‘rights of use’ for approximately 6,300 fixed line towers, and the sale of its underwater cable company, GlobeNet.

The objective of these transactions is to monetize assets that are not essential to the Company’s operations, in order to increase Oi’s financial flexibility, obtain savings once the Company will acquire the related service in more favorable financial conditions and add value for its shareholders, and add value for its shareholders.

The above mentioned transactions will result in additional lease costs to the Company and it will not be able to rely upon future revenues from these assets. On the other hand, these transactions will bring savings in terms of capex and maintenance costs related to these assets. Therefore, once these transactions are completed, the Company’s results will be subject to the effects of the above-mentioned items, net of taxes.

The cost of these transactions between 8% and 9% (including costs, expenses, Capex and fiscal effects) is lower than the Company’s average funding costs, which demonstrates Oi’s financial discipline. Additionally, it is important to mention that the Company estimates an impact of approximately R$550 million in the 2014 EBITDA due to these transactions.

The table below shows more details regarding these previously-announced transactions:

Pro forma figures

	Mobile Towers	Fixed Towers	GlobeNet [2]	Total
Date of Signed Contract	Dec/12	Apr/13 and Jul/13	Jul/13	-
Counterparty	São Paulo SPE Locação de Torres (Grupo Torre Sur)	SP5 Torres (Grupo Torre Sur) / BR Towers SPE 3 / SBA Torres Brasil	BTG Pactual YS Empreendimentos e Participações S.A	-
Term of lease (years)	15	Between 20 and 40 (20+20)	13	-
Quantity	1,208	6,339	-	-
Average unit price (R$ thousand)	427	280	-	-

Total value of the transaction (R$ million)	516	1,774	1,746	4,035

Non-recurring impact of the sale on EBITDA (R$ million)	200	Deferred revenue over the contracts	1,239[1]	1,439

1 - Considering current book value

2 - Reference values (contracted in USD) - Exchange rate of R$2.267

The chart above reflects the current view of management and is subject to various risks and uncertainties, including economic, regulatory and anti-trust factors. Any changes to these assumptions or factors may lead to practical results different from current expectations.

08/13/2013	6

Amendment to the Shareholder Compensation Policy for the Fiscal Years of 2013-2016

In compliance with the provisions of CVM Instruction No. 358/02, Oi has disclosed to its shareholders and the market in general that its Board of Directors, in light of current macroeconomic environment, financial market conditions and the need to invest in the development of the business, decided to strengthen the Company’s financial flexibility and modify its Shareholder Compensation Policy (“Compensation Policy”) disclosed in the Material Fact dated April 17, 2012.

Accordingly, the Board of Directors amended the Compensation Policy, and approved that, for the fiscal years 2013 to 2016, dividends be paid in the estimated amount of R$500 million, which represents approximately the minimum amount necessary to currently meet the following objectives: (1) pay dividends in the amount equivalent to the greatest of (i) 25% of adjusted net income for the year, (ii) 3% of shareholders’ equity, and (iii) 6% of the capital stock; and (2) ensure equitable pay between species of preferred and common shares.

Payment of intermediate or interim dividends will also be permitted, subject to market conditions, Oi’s then-prevailing financial condition and other factors deemed relevant by the Board of Directors.

The compensation to shareholders may be implemented through the distribution of dividends, payment of interest on capital, share grants or redemption, capital reduction or other forms that enable the distribution of funds to shareholders.

With respect to shareholder compensation for the 2013 fiscal year, the Board of Directors has decided that by October 2013 it will resolve upon the payment of interim dividends in the aggregate amount of R$500 million, which will be allocated to the Company’s income reserve account and considered as part of the dividends for the 2013 fiscal year under Brazilian law.

The Company remains confident about its future business prospects and believes that the increase of financial flexibility reduces financial risks and enables the Company to execute its strategy and develop its business while maintaining its long-term competitive position.

Change to Guidance Disclosure Practice

In compliance with the provisions of CVM Instruction No. 358/02, considering the recent volatility in the macroeconomic environment, especially with respect to the indices used as premises to support the disclosure of projections about future performance (guidance) — exchange rate, interest rates and GDP growth —, Oi has disclosed to its shareholders and the market in general that the Company has decided to discontinue the disclosure of such projections, to enhance the Company’s ability to respond to market changes quickly and efficiently and balance its investments in relation to the objective of reinforcing the Company’s financial flexibility.

08/13/2013	7

Net Revenue:

Year-over-year net revenue growth, driven by all segments

Table 1 – Breakdown of Net Revenue

	Quarter					Half			%
R$ million	2Q13	2Q12	1Q13	YoY	QoQ	1H13	1H12	YoY	2Q13	2Q12
Residential	2,578	2,466	2,555	4.5%	0.9%	5,133	4,895	4.9%	36.4%	35.7%
Personal Mobility	2,255	2,229	2,316	1.2%	-2.6%	4,571	4,335	5.4%	31.9%	32.3%
Services	1,595	1,533	1,597	4.0%	-0.1%	3,193	3,034	5.2%	22.6%	22.2%
Network Usage	532	561	571	-5.2%	-6.8%	1,103	1,142	-3.4%	7.5%	8.1%
Sales of handsets, SIM cards and others	128	134	148	-4.5%	-13.5%	276	159	73.6%	1.8%	1.9%
Corporate / SMEs	2,154	2,070	2,079	4.1%	3.6%	4,232	4,181	1.2%	30.5%	30.0%
Other Services	86	145	91	-40.7%	-5.5%	178	300	-40.7%	1.2%	2.1%
Public Phone	7	19	3	-63.2%	133.3%	9	44	-79.5%	0.1%	0.3%
VAS and Others	80	126	89	-36.5%	-10.1%	168	256	-34.4%	1.1%	1.8%

Total Net Revenue	7,073	6,909	7,041	2.4%	0.5%	14,114	13,711	2.9%	100.0%	100.0%

Service Revenues	6,931	6,758	6,880	2.6%	0.7%	13,811	13,510	2.2%	98.0%	97.8%
Product Revenues	142	151	161	-6.0%	-11.8%	303	201	50.7%	2.0%	2.2%

Note: Results for 1H12 are pro forma.

Second-quarter net revenue increased by 2.4% over 2Q12 (R$164 million), to R$7.1 billion, due to higher pay TV revenues and increased data usage in all the three segments: Residential, through growth in the fixed broadband customer base; Personal Mobility due to higher data package and text message usage; and Corporate / SMEs as a result of higher data communication revenue. Net service revenue, excluding handset sales, totaled R$6.9 billion, a year-over-year increase of R$173 million (+2.6%).

08/13/2013	8

 Residential

	2Q13	2Q12	1Q13	YoY	QoQ
Residential
Net Revenue (R$ million)	2,578	2,466	2,555	4.5%	0.9%
Revenue Generating Units (RGU)—(‘000)	18,438	18,037	18,471	2.2%	-0.2%
Fixed Line in Service	12,242	12,744	12,383	-3.9%	-1.1%
Fixed Broadband	5,296	4,806	5,251	10.2%	0.9%
Pay TV	900	487	837	84.8%	7.5%
ARPU Residential (R$)	70.2	64.5	68.8	8.8%	2.0%

The significant increase in pay TV and broadband, successful customer retention plans and higher ARPU within the residential portfolio contributed to the YoY growth in residential revenue

Net revenue from the Residential segment totaled R$2.6 billion in 2Q13, up 4.5% compared to 2Q12, reflecting increased sales of bundled services (broadband and pay TV), which continue to generate customer loyalty and higher average revenue per unit. In 2Q13, the fixed line attrition was offset again by higher revenue from broadband and pay TV. Residential ARPU reached R$70.2 in 2Q13, 8.8% above the R$64.5 reported in 2Q12 and a sequential improve on quarter of 2.0%.

At the end of 2Q13, Oi had 18,438 thousand RGUs in the Residential segment, equivalent to year-over-year growth of 2.2%, as a result of the expansion of pay TV (84.8%), the continued growth in fixed broadband (+10.2%) and the mitigation of fixed line attrition. Revenues benefited from Oi’s unique introductory offer in the pay TV market, the Company’s ongoing expansion efforts and improved broadband network, and successful initiatives to retain wireline customers.

Volume of net disconnections in the wireline base remained low compared to historical levels

Oi had 12,242 thousand Residential wireline customers at the end of 2Q13. Oi’s net disconnections in the last 12 months amounted to 502,000 wirelines, relatively flat compared to recent quarters, but below historic levels.

In order to maintain current attrition levels in wireline, the Company implements initiatives focused on cross selling and retention. Cross selling actions involve offering products that are most suitable to the customer’s current profile. With this in mind, the options offered by our sales teams include redesigning customers’ wireline plans, selling new broadband subscriptions and adding pay TV to customers’ bundled services.

In addition to retention and profitability initiatives, under-contract plans, which offer discounts on monthly bills to customers who remain in the base for the entire term of their 12-month contracts, have been essential in maintaining low disconnection levels. This type of plan has been an important driver of gross additions and represents an increasing percentage of the current customer base.

08/13/2013	9

Broadband grew 10.2% YoY, registering a household penetration of 43% (+5.7 p.p. in 12 months)

Oi ended the second quarter with 5,296 thousand fixed broadband RGUs in the Residential segment, up 10.2% over 2Q12. In the last 12 months, this product’s net additions came to 490,000, which, together with pay TV, drove the increase in Residential RGUs by the same measurement (401,000 RGUs in 12 months). The Company supports this product by investments in expansion and network quality, speed upgrades, and loyalty programs that include promotional offers to customers that remain in the base for twelve months.

Investments in broadband network expansion and in speed upgrades in order to build customer retention and profitability have significantly increased the speed of residential broadband connections. In 2Q13, the average speed for residential broadband customers was 3.5 Mbps, 30% higher than 2.7 Mbps registered in 2Q12. The share of RGUs with speed equal to or higher than 5 Mbps increased by 9 p.p. year-over-year, ending June 2013 at 36%. Additionally, 17% of broadband RGU’s had speed equal to or higher than 10 Mbps.

Pay TV registered a 84.8% YoY growth, reaching a household penetration of 7.3%

Oi ended the 2013 second quarter with a pay TV base of 900,000 RGUs, 84.8% higher than in the previous year. The penetration of Oi TV in households that have Oi products was 7.3% at the end of 2Q13, compared to 3.8% at the end of 2Q12, growth of 3.5 p.p., driven by a highly-attractive introductory offer with HD channels. This trend is very important to the retention and loyalty of residential customers, two elements that are critical to maintaining sustained residential ARPU growth.

The satellite leased by Oi (SES-6) to increase its DTH capacity went into orbit in June 2013. The SES-6 satellite will not only improve signal quality and coverage, but also increase Oi TV’s capacity to offer more channels in its programming schedule and to include new pay-per-view and interactive services. The additional capacity provided by the SES-6 satellite supports Oi’s pay TV via DTH growth over the medium and long term.

Oi continues to develop the IPTV pilot project through the fiber-to-the-home (FTTH) technology, which is available currently in certain neighborhoods in Rio de Janeiro. The offering is comprised of ultra-broadband connections of up to 200 Mbps and IPTV plans.

Residential ARPU continues to grow due to the progressive increase in the number of homes with more than one Oi product

Residential ARPU is calculated by dividing the Residential segment’s total revenue by the average number of households served by Oi. Residential revenue is derived from wireline services, fixed broadband and pay TV.

The Company ended the second quarter with 12,346 thousand homes connected to the network, of which 57%, or 6,988 thousand, had more than one Oi product. The percentage of homes with more than one product moved up by 6.0 p.p. over 2Q12, which drove an 8.8% year-over-year increase in Oi’s residential ARPU to R$70.2 in 2Q13. This performance resulted from the substantial growth in fixed broadband and pay TV (both in number of RGUs and average revenue per user), as well as the success of loyalty and retention initiatives in reducing losses in the wireline customer base.

08/13/2013	10

Personal Mobility

	2Q13	2Q12	1Q13	YoY	QoQ
Personal Mobility
Net Revenue (R$ million)	2,255	2,229	2,316	1.2%	-2.6%
Services	1,595	1,533	1,597	4.0%	-0.1%
Network Usage	532	561	571	-5.2%	-6.8%
Sales of handsets, SIM cards and others	128	134	148	-4.5%	-13.5%
Revenue Generating Units (RGU)—(‘000)	46,896	45,198	46,569	3.8%	0.7%
Pre-Paid Plans	40,235	39,407	39,905	2.1%	0.8%
Post-Paid Plans	6,661	5,791	6,664	15.0%	0.0%

Note: Postpaid plans include: High-end postpaid plans; Oi Controle; convergent mobile terminals (Oi Conta Total and Oi Internet Total), and 3G (mini-modem).

Data usage contributed to the YoY revenue increase despite the reduction in interconnection fees

Net revenue from the Personal Mobility segment totaled R$2.3 billion in 2Q13, up by R$26 million (+1.2%) over 2Q12.

Services revenue totaled R$1.6 billion in 2Q13, 4.0% ahead of 2Q12. The highlight was data revenue (mobile internet, broadband plans, SMS and value added services), which posted a 60% year-over-year increase, mostly due to: (i) initiatives to increase the penetration of data usage in the customer base, and (ii) the continuous expansion of 3G coverage, with an increase of 529 municipalities covered in the last twelve months (annual growth of 155%), reaching 76% of the urban population.

Net revenue from handset sales totaled R$128 million, a year-over-year decline of R$6 million, due to lower sales volume.

Oi ended the second quarter with 46,896 thousand RGUs in the Personal Mobility segment, up by 3.8% from 2Q12. On a year-over-year basis, this increase was equivalent to 1,698 thousand net additions, of which 870,000 were postpaid RGUs and 828,000 were prepaid.

Postpaid

Oi ended June 2013 with 6,661 thousand postpaid RGUs in the Personal Mobility segment, a 15.0% increase over 2Q12. The postpaid segment represented 14.2% of the Personal Mobility base at the end of 2Q13, ahead of 2Q12 (12.8%).

In order to increase its focus on profitable growth, Oi has repositioned its pricing in certain markets while maintaining product competitiveness. Additionally, the Company has tightened its credit requirements for new postpaid customers in order to adapt to the country’s current macroeconomic conditions (lower GDP growth, reduced individual and corporate confidence levels and higher bad debt). The objective of these actions is to improve the quality of new customers by reducing the number of higher risk customers and to increase product profitability.

The continued reduction in this segment’s churn was due largely to the increased effectiveness of the Company’s

08/13/2013	11

customer loyalty programs. With under-contract plans (12-month contracts with discounts on monthly bills) increasing as a percentage of gross additions, voluntary churn declined year-over-year, both in terms of postpaid customers and of customers with mobile access through Oi Conta Total.

Prepaid

The prepaid base ended the first half of 2013 with 40,235 thousand RGUs, an increase of 828,000 RGUs over 2Q12. Gross recharge volume was up 7% year-on-year, well above the 2% increase in prepaid RGUs that was reported over the same period. Our prepaid base is concentrated on more active customers who frequently recharge their accounts, which demonstrates the Company’s focus on profitable growth.

Mobile data consumption on prepaid lines continues to grow consistently in terms of SMS and mobile internet, as a result of add-on packages that complement customers’ original plans.

In the second quarter, the Company launched a pilot platform project to manage recharge campaigns. This tool creates, executes and manages customized campaigns for prepaid and control customers (one-on-one marketing concept). The tool is capable of sending real time messages to stimulate recharges and sales of add-on packages based on the customer’s profile and context, making the offerings more relevant.

Other important growth drivers in the prepaid segment were Oi’s strong and efficient presence in national retail sales points (large retailers) and the expanded network of SIM card and recharge sales points, reinforcing customer relationships and providing additional convenience.

Total Mobile Base

At the end of June 2013, Oi’s mobile customer base (Personal Mobility + Corporate / SMEs) totaled 49,730 thousand RGUs, of which 46,896 thousand were in Personal Mobility and 2,834 thousand were in Corporate / SMEs. Oi’s gross and net additions totaled 6.1 million and 215 thousand, respectively, in 2Q13.

In the second quarter, the Company took steps to increase its focus on profitable growth with initiatives for the prepaid and Controle - a strict disconnection policy and targeted direct marketing actions - and for the postpaid, through tightening the credit requirements, and making price adjustments to fit the dynamics of each region. In addition, 3G access and data continued to show increased penetration of the customer base, supporting ongoing revenue growth in the mobile segment.

3G coverage with continued robust growth and launch of 4G LTE offer

Oi ended the quarter with 3G coverage in 870 municipalities (76% of the urban population), an increase of 155%, or 529 municipalities, over June 2012. This improvement is key to increasing data penetration in the customer base and sustaining consistent revenue growth in the mobile data segment.

In the second quarter, Oi launched the 4G LTE data package in the six cities that hosted FIFA’s Confederations Cup (Rio de Janeiro, Belo Horizonte, Brasília, Salvador, Recife and Fortaleza).

08/13/2013	12

Mobile ARPU

Mobile ARPU takes total mobile revenue (Personal Mobility + Corporate / SMEs) into account as if it was a separate mobile company, which means it includes revenue from the traffic between the mobile and wireline divisions (intercompany). Following the same logic, revenue from mobile long-distance calls in the STFC license (fixed voice concession) is not included in that calculation. The amount is then divided by the average base to calculate the mobile ARPU.

Mobile ARPU was R$20.0 in 2Q13, 6.5% less than in 2Q12, due to lower interconnection revenue (MTR cuts) which was partially offset by the growth in postpaid revenues and the increase in the recharge levels of the pre-paid base. As an integrated telecom services company, the MTR cuts had a neutral net impact on Oi’s consolidated results, as they also reduced interconnection costs for the fixed-to-mobile calls.

08/13/2013	13

Corporate / SMEs

	2Q13	2Q12	1Q13	YoY	QoQ
Corporate / SMEs
Net Revenue (R$ million)	2,154	2,070	2,079	4.1%	3.6%
Revenue Generating Units (RGU)—(‘000)	8,755	8,370	8,949	4.6%	-2.2%
Fixed	5,306	5,249	5,398	1.1%	-1.7%
Broadband	615	526	604	16.9%	1.8%
Mobile	2,834	2,596	2,946	9.2%	-3.8%

YoY growth in RGUs led by broadband in SMEs and mobile and voice in Corporate

Oi ended 2Q13 with 8,755 thousand RGUs in the Corporate / SMEs segment, up 4.6% year-on-year, representing growth across all service lines. Net revenue totaled R$2.2 billion, up R$84 million, or 4.1% from 2Q12, particularly due to the increase in the mobile base and the increased use of data services.

SMEs

The second quarter performance of the SMEs segment was marked by growth in the broadband base and the continued expansion of the wireline base (basic voice and digital trunking).

The increase in the wireline base (voice and broadband) resulted from sales force training programs and better targeting within the sales channels. Growth in the second quarter also benefited from higher value-added offerings designed to protect the client base.

In order to boost profitability, introductory offers were revised to increase the share of higher-value clients as a percentage of sales, including offers to upgrade consumption plans and broadband speeds.

By the end of June 2013, the number of RGUs in the wireline base (basic and advanced voice) moved up by 4.3% over June 2012, which indicates that the fall-off in this base has been reversed. Oi’s broadband base ended the period up 10.7% over 2Q12, showing the ongoing expansion of fixed broadband in the SMEs segment.

SMEs mobile declined 4.9% year-over-year, due to the adverse economic scenario, which compromised the payment capacity of certain SME customers, leading to higher bad debt rates and consequently higher involuntary disconnections.

The Company has adopted measures to protect the financial results and profitability of the base, by realigning prices and tightening credit policies to reflect the current economic scenario in Brazil.

Corporate

An important second-quarter highlight in the Corporate segment was the appointment of Oi as the official provider of telecom and IT services of FIFA’s Confederations Cup occurred during June 2013. Oi served the organizing committee and FIFA in two different ways: FITS (FIFA’s corporate network) and Media Services (internet and phone solution for the media public).

With FITS, Oi offered data and voice communication solutions to meet FIFA’s communication needs (corporate

08/13/2013	14

network, accrediting and ticket management) in several locations, such as stadiums, venue ticketing centers, airports, and FIFA’s administrative points, among others. Media Services involved transmission and infrastructure for the journalists covering the event in stadiums and media centers. These services included data communication links and solutions and an operation dedicated to the services rendered.

The organizing committee recognized the high quality of the services rendered by Oi, with great praise given to the professionals and to the resources made available by the Company.

The operating performance highlights of 2Q13 compared to 2Q12 were the significant growth in postpaid voice (+28.7%), VPN networking (+23.0%), internet access (+39.0%), and fixed digital trunking (+20.6%). This performance illustrates the segment’s success in increasing data, advanced voice and postpaid communication.

08/13/2013	15

Operating Costs and Expenses

Table 2 – Breakdown of Operating Costs and Expenses

Item—R$ million	2Q13	2Q12	1Q13	YoY	QoQ	1H13	1H12	YoY
Operating Expenses
Interconnection	1,060	1,066	1,094	-0.6%	-3.1%	2,154	2,229	-3.4%
Personnel	734	515	531	42.5%	38.2%	1,265	997	26.9%
Materials	60	32	40	87.5%	50.0%	100	59	69.5%
Handset Costs/Other (COGS)	137	157	147	-12.7%	-6.8%	285	214	33.2%
Third-Party Services	2,070	1,998	2,182	3.6%	-5.1%	4,252	3,874	9.8%
Marketing	210	144	65	45.8%	223.1%	275	259	6.2%
Rent and Insurance	506	444	462	14.0%	9.5%	968	899	7.7%
Provision for Bad Debts	323	164	209	97.0%	54.5%	532	364	46.2%
Other Operating Expenses (Revenue), Net	175	241	160	-27.4%	9.4%	336	650	-48.3%

TOTAL	5,276	4,760	4,890	10.8%	7.9%	10,166	9,544	6.5%

Note: Results for 1H12 are pro forma.

Second-quarter operating costs and expenses totaled R$5.3 billion, a 10.8% increase as compared to 2Q12. This performance is primarily due to the deterioration of macroeconomic conditions directly impacting bad debt, and by the increased marketing activity related to the FIFA’s Confederations Cup, as well as higher personnel expenses in line with the ongoing insourcing process of some core activities.

Interconnection

Interconnection costs remained stable compared to 2Q12 (-0.6%), at R$1.1 billion for 2Q13. This performance resulted from the reduction in mobile interconnection costs, due to the decrease of the MTR, which was offset by an increase in wireline termination costs and SMS interconection costs.

Personnel

Personnel expenses reached R$734 million in 2Q13, up 42.5% year-over-year. The workforce increase is related with the ongoing insourcing process of part of Oi’s internal network maintenance operations, together with the payment of wage benefits effected in 2Q13. Additionally, the annual collective bargaining impact on payroll costs (adjusted to inflation for the period) affected the year-over-year comparison.

Third Party Services

Second quarter 2013 third party service costs were R$2.1 billion, up 3.6% year-over-year. This increase was chiefly due to the acquisition of more content for pay TV (as the average RGU base nearly doubled in the period). Another factor was cost readjustments with suppliers of external network maintenance, aimed at improving service quality, which more than offset the reduction resulting from the ongoing insourcing process. Additionally, there was also the impact of implementation of the BPO project for the outsourcing of back office operations at the end of 2Q12

Advertising

In 2Q13, advertising expenses increased 45.8%, year-over-year, to R$210 million, mainly due to higher media expenses related to Oi’s sponsorship of FIFA’s Confederations Cup, for which the Company was also appointed as the official provider of telecom and IT services.

08/13/2013	16

Rent and Insurance

Rent and Insurance expenses totaled R$506 million in the quarter, a year-on-year increase of 14.0%, due to the increase in both operational leasing of network infrastructure (Right-of-Way and Poles and leased lines) and real estate.

Provision for Bad Debt

The provision for bad debt totaled R$323 million in 2Q13, an increase of R$159 million (97.0%), YoY, and represented 4.6% of net revenues (vs. 2.4% in 2Q12). This is mainly due to the deterioration of the macroeconomic scenario (lower GDP and rising bad debt and household debt) that caused budget constraints for customers and certain public agencies. In order to prevent future bad debt, Oi put in place new rules that tightened its credit requirements for new customers.

Other Operating (Revenues) Expenses

Other net operating expenses amounted to R$175 million in 2Q13, a 27.4% decrease over 2Q12. This year’s figure was impacted by a reversal in amout of R$201 million due to the revised methodology used to calculate the provisions for losses on labor claims, including statistical models, based on the greater experience of the Company in this subject (this information is presented in the Notes to the Financial Statements).

Other Items

EBITDA

Table 3 – EBITDA and EBITDA Margin

	2Q13	2Q12	1Q13	YoY		QoQ		1H13	1H12	YoY
Oi S.A. Pro-Forma

EBITDA (R$ Mn)	1.797	2.149	2.151	-16,4%		-16,5%		3.948	4.167	-5,3%
EBITDA Margin (%)	25,4%	31,1%	30,5%	-5,7 p.	p.	-5,1 p.	p.	28,0%	30,4%	-2,4 p.	p.

EBITDA for the second quarter was R$1.8 billion, a decline of 16.4% year-over-year. EBITDA margin was 25.4%, a decrease of 5.7 p.p. year-over-year, due to higher operating expenses.

08/13/2013	17

Financial Income & Debt

Table 4 – Financial Income (Oi S.A. Consolidated)

R$ Million	2Q13	2Q12	1Q13	1H13	1H12
Oi S.A. Consolidated
Net Interest (on fin. investments and loans and financing)	-526	-459	-475	-1,001	-634
Net FX result (on fin. investments and loans and financing)	-239	-134	-159	-397	-244
Other Financial Income / Expenses	-107	-98	-126	-233	-51

Net Financial Income (Expenses)	-871	-692	-760	-1,632	-928

Note: 1H12 results refer to 2 months results from former BrT and 4 months from Oi S.A.

On a consolidated basis, Oi incurred net financial expense of R$871 million in 2Q13, 14.6% above the previous quarter, due to the effects of the Real devaluation versus U.S. Dollar and the Euro (10.0% and 11.5%, respectively) as well as higher prevailing interest rates in the period. The Net FX result reflects worse conditions on mark-to-market of derivatives, as well as the impact of the devaluation of the Real on the 1.2% of the Company’s gross debt that was exposed to the U.S. Dollar and the Euro in the quarter. The higher net interest expense was due to the Selic rate increase of 75 basis points by the Brazilian Central Bank in the period, and to an increase in net debt.

Debt & Liquidity

Table 5 – Debt

R$ million	Jun-13	Jun-12	Mar-13	% Gross Debt
Debt
Short Term	4,360	3,240	2,873	13.0%
Long Term	29,222	28,497	30,680	87.0%

Total Debt	33,582	31,737	33,553	100.0%

In Local Currency	20,954	19,681	21,266	62.4%
In Foreign Currency	13,966	12,468	12,736	41.6%
Swaps	-1,338	-412	-448	-4.0%

(-) Cash	-3,784	-8,202	-6,058	-11.3%

Balance transferred to noncurrent assets for sale (1)	-308	0	0	-0.9%

(-) Cash	-4,092	-8,202	-6,058	-12.2%
(=) Net Debt	29,489	23,535	27,495	87.8%

(1) This refers to GlobeNet cash and equivalents, which following the agreement settled for the sale of this business, was reclassified for accounting purposes, together with other GlobeNet assets, to noncurrent assets for sale.

Consolidated gross debt was R$33.6 billion at June 30, 2013, stable with the previous quarter. The debt accrual was offset by amortizations and maturities for the quarter, associated with only one funding transaction held in the period, from the Swedish Export Credit Agency (EKN), in the amount of US$5.6 million to finance the Company’s investment plans.

At the end of the quarter, 37.6% of the total debt was denominated in foreign currency. However, only an amount

08/13/2013	18

equivalent to R$415 million, or 1.2%, of the gross debt (1.0% in March, 2013 and 1.4% in December, 2012) was exposed to exchange rate fluctuations. Derivative contracts (swaps and NDFs) and financial investments held in a foreign currency offer protection against currency fluctuations for the portion of the debt denominated in foreign currency.

The Company continues to pursue a financial strategy designed to improve its debt profile. At the end of the second quarter of 2013, the average maturity of debt was 4.7 years.

Table 6 – Net Debt Variation

R$ Million	2Q13	2Q12	1Q13
Net Debt BoP	27,495	16,833	25,068
EBITDA	1,797	2,149	2,151
Assets in Escrow	-274	-707	-174
Corporate Taxes	-187	-320	-301
Capex	-1,506	-1,360	-1,691
Δ Working Capital	-1,750	-914	-714
Net Financial Charges	-1,045	-897	-785
Dividends/Interest on Own Capital	-90	-1,907	-914
Corporate Restructure	0	-2,745	0
Asset Disposals	1,061	0	0
Net Debt EoP	29,489	23,535	27,495

(1) Capex = economic capex in the period.

(2) Change in Working Capital includes the difference in capex disbursement and economic capex.

Net debt at the end of the second quarter, including the cash balance for the quarter of R$4.1 billion, totaled R$29.5 billion, a quarter-over-quarter increase of 7.3%. This was due to: (i) changes in working capital related to amounts for 3G (R$498 million) and 4G (R$332 million) licenses payments, FISTEL maintenance fee payment (R$652 million) and the biannual payment of the STFC concession (R$228 million); (ii) the impact of adverse macroeconomic conditions on financial results (exchange rate depreciation and higher interest rates), and; (iii) advances from the assignment of usage rights for approximately 4,200 fixed telephony towers, related to agreement signed in April 2013 (R$1.1 billion).

The gross debt amortization schedule is as follows:

Table 7 – Gross Debt Amortization Schedule

(R$ million)	2013	2014	2015	2016	2017	2018 onwards	Total
Schedule for the Amortization of Gross Debt
Local Currency Amortization	1,287	3,190	1,553	3,674	3,973	7,278	20,954
Foreign Currency Amortization + swap	245	919	1,140	1,041	2,562	6,721	12,627

Gross Debt Amortization	1,532	4,109	2,693	4,714	6,535	13,999	33,582

08/13/2013	19

The Company has credit lines that are already contracted and available for disbursement as shown below:

•	BNDES: credit line linked to Capex during the three year period 2012-2015

•	R$3.4 billion

•	Revolving credit lines contracted with commercial banks:

•	USD1.0 billion

•	R$1.5 billion

•	ECAs:

•	USD371 million

08/13/2013	20

Depreciation / Amortization

In 2Q13, Oi S.A.’s depreciation and amortization expenses were R$1.1 billion, an increase of 25.9% over the same period last year, resulting from higher levels of investments in recent quarters.

Table 8 – Depreciation and Amortization (Oi S.A. Consolidated)

R$ million	2Q13	2Q12	1Q13	YoY	QoQ	1H13	1H12	YoY
Depreciation and Amortization

Total	1,088	864	1,016	25.9%	7.1%	2,103	1,307	60.9%

Note: 1H12 results include 2 months of results of former BrT and 4 months of results of Oi S.A.

Net Results

In 2Q13, Oi S.A. incurred a net loss of R$124 million as a result of lower EBITDA in the period, notwithstanding the revenue performance and higher financial expenses due to the Real depreciation and increased interest rates.

Table 9 – Net Income (Oi S.A. Consolidated)

	2Q13	2Q12	1Q13	YoY	QoQ	1H13	1H12	YoY
Net Income
Net Earnings (R$ Mn)	-124	347	262	n.m.	n.m.	138	791	-82.6%
Net Margin	-1.8%	5.0%	3.7%	-6.8 p.p.	-5.5 p.p.	1.0%	7.4%	-6.4 p.p.
Earnings per Share (R$)	-0.076	0.212	0.160	n.m.	n.m.	0.084	0.482	-82.6%

Note: 1H12 results include 2 months of results of former BrT and 4 months of results of Oi S.A.

08/13/2013	21

Capex

Table 10 – Capex

R$ million	2Q13	2Q12	1Q13	YoY	QoQ	1H13	1H12	YoY
Capex
Network	1,144	862	1,319	32.7%	-13.3%	2,464	1,671	47.5%
IT Services	88	67	104	31.3%	-15.4%	192	166	15.7%
Others (1)	274	431	267	-36.4%	2.6%	541	614	-11.9%

Total	1,506	1,360	1,691	10.7%	-10.9%	3,196	2,451	30.4%

Note: (1) Includes the 4G license in 2Q12.

   (2) Results for 1H12 are pro forma.

Capital expenditures totaled R$1.5 billion in 2Q13, up 10.7% year-over-year. The Company invested R$1.1 billion (73% of total capex in the quarter) towards the expansion and increase quality of its 3G and 4G mobile network and the fixed network to allow better broadband and pay TV services. Investments in IT services totaled R$88 million in 2Q13, mainly related to system updates and upgrades.

Please note

The main tables in the Earnings Release will be available in Excel format on the Company’s website (www.oi.com.br/ir), in the section “Financial Information / Quarterly Reports”.

Definition of the terms used in this Earnings Release will also be available in the glossary on the Company website: http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=44334&conta=44

08/13/2013	22

Zeinal Bava elected as CEO

On June 4, Oi disclosed that its Board of Directors, following the recommendation of Telemar Participações S.A., elected Mr. Zeinal Abedin Mahomed Bava Chief Executive Officer, replacing Mr. José Mauro Mettrau Carneiro da Cunha, who re-assumed his former position as Chairman of Oi’s Board of Directors. As a result of his election as CEO of Oi, Mr. Bava resigned his position as a member of Oi’s Board of Directors.

Mr. Bava presided over the Executive Committee of Portugal Telecom, SGPS, S.A. (the holding company of the Portugal Telecom Group that holds investments in Portugal, Brazil, Africa and Asia). In this capacity, his contribution was crucial to the formation of the Industrial Alliance currently in place between the Oi Group and Portugal Telecom, a strategic partnership whose objective is to combine the benefits of scale and geographic diversity that the Brazilian Market offers with the experience of the Portugal Telecom Group in the development of innovative and technologically advanced solutions to corporate clients, through the convergence of wireline and mobile communications services with pay TV. During the development of this strategic partnership, Mr. Bava acquired a strong understanding of the Oi Group, having actively participated in several of the group’s important management committees, particularly the Engineering and Network, Technology and Innovation and Product Offer Committee, which he headed. His deep understanding of the Group and the work undertaken by the Engineering and Network Committee have contributed significantly toward the ever-integrated and convergent operational management between Oi and Portugal Telecom Groups, fully supporting the confidence placed on him by the strategic shareholders of these two groups.

Mr. Bava will continue to have a role in Portugal Telecom, participating in the strategic innovation projects and combined workstreams of Oi and Portugal Telecom, a key factor to allow the optimization of synergies between Oi and Portugal Telecom Groups and to contribute to the success of the objectives defined by the strategic partnership.

Mr. Bava, age 46, holds a degree in electrical engineering and electrotechnology from University College London. He was named “Best CEO” in the telecommunications sector in Europe by Institutional Investor in 2010, 2011, 2012 and 2013 and the sixth “Best CEO” in Europe in all sectors by the 2011 Thomson Reuters Extel Survey.

Having joined the Portugal Telecom Group in 1999, Mr. Bava was appointed Chief Executive Officer of PT in April 2008. Throughout his 14 years at the Portugal Telecom Group, Mr. Bava performed several functions, having led PT’s financial and main business departments.

Formerly, he was an executive officer at Merrill Lynch International, Deutsche Morgan Grenfell and Warburg Dillon Read.

For further details access: http://www.mzweb.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43101&conta=44&id=173540

Change in Management

On June 20, 2013, Oi disclosed to the market the departure of its Chief Financial (CFO) and Investor Relations Officer, Mr. Alex Zornig, and its Chief Operating Officer (COO), Mr. James Meaney.

Mr. Bayard Gontijo, Treasury Director, will serve as interim Chief Financial and Investor Relations Officer until the position is permanently filled.

08/13/2013	23

For further details access: http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43101&conta=44&id=174658

Shareholder Compensation

On July 24, 2013, Oi S.A. disclosed that the information gathered with respect to the quarter ended on June 30, 2013 indicated that the Company’s indebtedness surpassed the limit of the following ratio: Net Debt (including dividends to be paid in the fiscal period) / EBITDA (calculated in the fiscal period prior to the payment of dividends), as disclosed in a Material Fact dated April 17, 2012.

In view of this, a condition considered necessary by the Company for the distribution of dividends to shareholders in August 2013 was not met.

For further details access: http://www.mzweb.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43101&conta=44&id=173540

GlobeNet Sale

On July 12, 2013, Oi together with its subsidiary BRT Serviços de Internet S.A. (“BTSI”), entered into a contract with BTG Pactual YS Empreendimentos e Participações S.A. (“BTG Pactual YS”), by which Oi and BTSI agreed to transfer to BTG Pactual YS all of their equity interest in Brasil Telecom Cabos Submarinos Ltda. and its subsidiaries, located in Venezuela, Colombia, Bermuda and the United States (jointly known as “GlobeNet”), for an aggregate amount, on July 12, 2013, of R$ 1,745,590,000.00, subject to certain adjustments stipulated in the contract.

The transaction involves the transfer of a 22,500-km system of fiber optic submarine cables held by GlobeNet, comprised of two rings of protected submarine cables, linking connection points between the United States, Bermuda, Colombia, Venezuela and Brazil, and the supply of capacity by GlobeNet to Oi and its direct and indirect subsidiaries through a fixed-price long-term contract with volume guarantees.

The transaction is subject to the implementation of certain conditions stipulated in the contract, including the necessary approvals from regulatory bodies and antitrust authorities in the various jurisdictions in which GlobeNet operates, within the terms of the applicable legislation.

For further details access: http://www.mzweb.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43101&conta=44&id=176777

Sale of ‘Right of Use’ of Fixed Telephony Towers

On July 12, 2013, together with its subsidiary Telemar Norte Leste S.A., Oi entered into a contract with SBA Torres Brasil Ltda., through which it agreed to assign the right of commercial operation and use of 2,113 telecommunications towers and the respective areas where they are located in return for R$686,725,000.00, on the closing date, subject to certain contractual adjustments, without the transfer, directly or indirectly, of ownership in the such telecommunications towers and areas.

08/13/2013	24

The transaction will optimize Oi’s resources by reducing operating and maintenance costs, while ensuring the continuity of services provided in connection with the Fixed-Line Telephony Service (STFC) concession.

The closing of the transaction is subject to the fulfillment of conditions previously provided for by contract relating to the approval of the transaction by the Brazilian telecommunications regulator (Agência Nacional de Telecomunicações - Anatel), within the terms and conditions of applicable laws.

For further details access: http://www.mzweb.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43101&conta=44&id=176776

CADE Approves Operation for Leasing of Towers

On May 21, 2013, Oi S.A. disclosed that the General Superintendence of the Administrative Council for Economic Defense - CADE approved, without restrictions, the transaction related to use of Oi’s telecommunications infrastructure by the companies São Paulo Cinco Locação de Torres and BR Towers SPE 3 S.A. According to the agreement, Oi intends to assign “the right to commercial operation and use of certain infrastructure items and related areas,” without direct or indirect transfer of ownership of the assets. SP Cinco Torres is controlled by the private equity fund, Providence.

For further details access: http://www.mzweb.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=44126&conta=44&id=173102

Anatel Approves Operation for Leasing of Fixed Telephony Towers

The contract signed on April 11, 2013 between Oi S.A. and Telemar Norte Leste S.A. to assign the right of commercial operation and use of certain infrastructure related to 2.1 thousand fixed line towers to Sao Paulo Cinco Locação de Torres Ltda. has been approved by the regulatory authorities. The Company received R$585 million upon the closing of the transaction, which took place on July 30, 2013.

Cancellation of the Request to Register a Public Offering of Debentures

On July 9, 2013, Oi informed the market that it had asked the CVM to cancel its request to register a public offering of simple, non-convertible, unsecured debentures in up to two series, constituting the Issuer’s 11th issuance, due to the need to adjust the Offering schedule in order to align it with current market conditions.

Pursuant to the Notice to the Market as of June 5, 2013, all of the investment intentions and reserve requests made by retail investors will be canceled and the Coordinators and Syndicated Financial Institutions, as defined in the Brazilian “Preliminary Prospectus for the Public Offering of Simple, Non-Convertible, Unsecured Debentures in up to Two Series, Constituting the 11th Issuance of Oi S.A.” who have received the corresponding reserve requests will inform the respective investors of the cancellation of the Offering.

For further details access: http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43100&conta=44&id=176522

08/13/2013	25

Launch of Oi IR App for Tablets

On June 6, 2013, Oi launched its Oi Investor Relations App for tablet users, designed to enhance the Company’s communications with investors and all of its stakeholders.

In addition to our current distribution channels, such as our website (http://ir.oi.com.br) and twitter (@oi_investors), the Oi Investor Relations App (App Oi RI) will give access to information and news about the Company in two languages (Portuguese and English), including:

•	Quarterly reports

•	Annual reports

•	Material Facts and Notices to the Market

•	Stock Price Data

•	Analyst Consensus Estimates

•	Calendar of Events

•	Favorites (where frequently used docs can be accessed offline)

•	Contacts

Download Oi’s IR App by visiting the links below or at Google Play and the App Store.

App Store: https://itunes.apple.com/us/app/oi-ri/id613082464?ls=1&mt=8

Google Play: https://play.google.com/store/apps/details?id=br.com.mobicare.oi.oiri&feature=search_result&hl=en

For further details access: http://www.mzweb.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=44126&conta=44&id=173657

2012 Sustainability Report

On May 29, 2013, Oi S.A. released its 2012 Sustainability Report, which was prepared in accordance with the Global Reporting Initiative (GRI) guidelines.

Committed to reporting on the most relevant developments, Oi S.A. held a Talk Panel, in which representatives of the company’s stakeholders could raise and discuss themes of interest. The analysis of this discussion served as the basis for selecting the indicators.

A total of 60 performance indicators was reported, 24 more than 2011. In addition, the report level was upgraded from C to B. Accordingly, Oi S.A. reinforced its commitment to sustainable management and reporting.

To access the 2012 Sustainability Report, visit Oi S.A.’s IR website at www.oi.com.br/ir.

For further details access: http://www.mzweb.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43100&conta=44&id=173383

08/13/2013	26

Oi S.A. Consolidated

Income Statement—R$ million	2Q13	2Q12	1Q13	1S13	1S12
Net Operating Revenue	7,073.1	6,909.3	7,041.2	14,114.2	10,738.7
Operating Expenses	-5,276.2	-4,760.1	-4,890.2	-10,166.4	-7,434.2
Cost of Services Provided	-1,776.9	-1,477.7	-1,704.7	-3,481.6	-2,305.4
Cost of Goods Sold	-137.3	-156.7	-147.4	-284.7	-179.1
Interconnection Costs	-1,060.3	-1,066.2	-1,093.9	-2,154.2	-1,729.9
Selling Expenses	-1,540.8	-1,419.2	-1,365.0	-2,905.8	-2,047.1
General and Administrative Expenses	-775.2	-670.4	-698.5	-1,473.7	-1,088.4
Other Operating (Expenses) Revenue, net	14.3	30.0	119.3	133.6	-84.2
EBITDA	1,796.9	2,149.2	2,151.0	3,947.9	3,304.5
Margin %	25.4%	31.1%	30.5%	28.0%	30.8%
Depreciation and Amortization	-1,087.8	-863.6	-1,015.6	-2,103.4	-1,306.8

EBIT	709.1	1,285.6	1,135.4	1,844.5	1,997.7

Financial Expenses	-1,238.1	-1,634.8	-1,035.7	-2,273.9	-2,445.4
Financial Income	366.9	943.0	275.3	642.2	1,517.0

Income Before Tax and Social Contribution	-162.2	593.8	375.1	212.9	1,069.2

Income Tax and Social Contribution	37.9	-246.5	-112.7	-74.8	-277.9
Net Income	-124.2	347.3	262.3	138.1	791.3
Margin %	-1.8%	5.0%	3.7%	1.0%	7.4%

Outstanding Shares Thousand (ex-treasury)	1,640,028	1,640,036	1,640,028	1,640,028	1,640,036
Earnings per share (R$)	-0.0757	0.2117	0.1599	0.0842	0.4825

08/13/2013	27

Oi S.A. Consolidated

Balance Sheet—R$ million	Jun-13	Jun-12	Mar-13
TOTAL ASSETS	68,015	65,305	68,617
Current	17,257	19,527	19,040

Cash and cash equivalents	2,442	5,023	3,446
Financial investments	501	2,325	1,634
Derivatives	524	160	162
Accounts Receivable	7,023	5,940	7,331
Inventories	381	280	410
Recoverable Taxes	586	925	693
Other Taxes	1,456	1,076	1,554
Assets in Escrow	2,107	2,299	2,171
Noncurrent assets for sale	834	0	0
Other Current Assets	1,404	1,499	1,639

Non-Current Assets	50,758	45,779	49,577

Long Term	22,494	20,365	21,446
.Recoverable and Deferred Taxes	8,944	8,855	8,626
.Other Taxes	852	584	813
.Financial investments	68	62	82
.Assets in Escrow	10,008	9,088	9,784
.Derivatives	1,322	537	762
.Financial Assets Available for Sale	773	793	895
.Other	528	447	482
Investments	175	78	176
Property Plant and Equipment	23,856	21,207	23,700
Intangible Assets	4,232	4,129	4,256

Balance Sheet—R$ million	Jun-13	Jun-12	Mar-13
TOTAL LIABILITIES	68,015	65,305	68,617
Current	16,910	14,047	15,922

Suppliers	4,202	3,958	4,930
Loans and Financing	4,517	3,261	2,717
Financial Instruments	367	140	318
Payroll and Related Accruals	573	510	581
Provisions	1,521	1,659	1,488
Pension Fund Provision	148	110	129
Payable Taxes	318	587	261
Other Taxes	2,153	1,486	2,637
Dividends Payable	189	259	226
Authorizations and Concessions Payable	471	962	1,149
Liabilities to noncurrent assets for sale	288	0	0
Other Accounts Payable	2,163	1,117	1,485

Non-Current Liabilities	40,461	39,561	41,902

Loans and Financing	30,403	28,888	31,285
Financial Instruments	141	145	157
Other Taxes	2,382	2,093	2,229
Contingency Provisions	4,561	5,212	4,919
Pension Fund Provision	643	446	643
Outstanding authorizations	913	1,061	1,109
Other Accounts Payable	1,418	1,716	1,560

Shareholders’ Equity	10,645	11,697	10,793

Controlling Interest	10,645	11,654	10,793
Minority Interest	0	43	0

08/13/2013	28

Material Information

CVM RULE 358, ART. 12: Direct or indirect controlling shareholders and shareholders who elect members of the Board of Directors or the Fiscal Council, and any other individual or legal entity, or group of persons, acting as a group or representing the same interests, that attains a direct or indirect interest representing five percent (5%) or more of a type or class of shares of the capital of a publicly-held company, must notify the Securities Commission (CVM) and the Company of the fact, in accordance with the above article.

Oi recommends that its shareholders comply with the terms of article 12 of CVM Instruction No. 358, but it takes no responsibility for the disclosure or otherwise of acquisitions or disposals by third parties of interests corresponding to 5% or more of any type or class of its share, or of rights over those shares or other securities that it has issued.

	Capital	Treasury	TmarPart	TmarPart Shareholders (2)	Free-Float
Common	599,008,629	84,250,695	290,549,788	61,445,139	162,763,007
Preferred	1,198,077,775	72,808,066	0	433,816,184	691,453,525
Total	1,797,086,404	157,058,761	290,549,788	495,261,323	854,216,532

Note: (1) Quote as of June 30, 2013.

      (2) AG Telecom, Andrade Gutierrez, BNDES, Bratel, Funcef, La Fonte Telecom, LF TEL, Petros and Previ.

Oi – Investor Relations

Bayard Gontijo	55 (21) 3131-2183	bayard.gontijo@oi.net.br
Marcelo Ferreira Cristiano Grangeiro	55 (21) 3131-1314 55 (21) 3131-1629	marcelo.asferreira@oi.net.br cristiano.grangeiro@oi.net.br
Patricia Frajhof	55 (21) 3131-1315	patricia.frajhof@oi.net.br
Leonardo Mantuano	55 (21) 3131-1316	leonardo.mantuano@oi.net.br

08/13/2013	29

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2013

OI S.A.

By:	/s/ Bayard de Paoli Gontijo
Name: Bayard de Paoli Gontijo
Title: Chief Financial Officer